Heat Biologics, Inc.

627 Davis Drive, Suite 400

Morrisville, North Carolina 27560

May 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Courtney Lindsay

Re:	Heat Biologics, Inc.
Registration Statement on Form S-3
File No. 333-237808

Dear Ms. Lindsay:

Heat Biologics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-237808) be accelerated by the U.S. Securities and Exchange Commission to Monday, May 4, 2020 at 4:00 pm, New York City Time, or as soon as reasonably practicable thereafter.

The Company hereby authorizes Leslie Marlow and Patrick Egan of Gracin & Marlow, LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 496-2223 or (212) 907-6457, or Mr. Egan at (914) 557-5574 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Heat Biologics, Inc.

By:	/s/ Jeffrey Wolf
Name: Jeffrey Wolf
Title: Chief Executive Officer